BioPlus Acquisition Corp.

260 Madison Avenue

New York, NY 10016

November 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	BioPlus Acquisition Corp.
Registration Statement on Form S-1 Filed July 20, 2021, as amended File No. 333-258028

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioPlus Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on December 2, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Ross Haghighat
Ross Haghighat
Chief Executive Officer and Chief Financial Officer

cc:	Latham & Watkins LLP Ellenoff Grossman & Schole LLP